

DIVISION OF
CORPORATION FINANCE
Mail Stop 7010

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

March 25, 2008

<u>Via U.S. Mail and Facsimile</u>

Mr. Michel Bouchard
President
Cadiscor Resources, Inc.
1225 Gay-Lussac, Boucherville
Quebec, Canada J4B 7K1

Re: Cadiscor Resources Inc.
Amendment No. 3 to Registration Statement on Form 10-SB
Filed December 11, 2007
File No. 0-52252

Form 10-KSB for the year ended December 31, 2006, as amended
Filed March 30, 2007
Form 10-QSB for the quarter ended March 31, 2007, as amended
Filed May 15, 2007
Form 10-QSB for the quarter ended June 30, 2007, as amended
Filed August 14, 2007
Form 10-QSB for the quarter ended September 30, 2007, as amended
Filed November 14, 2007
File No. 0-52252

Dear Mr. Bouchard:

We have completed our review of your Form 10, Form 10-KSB and related filings
and have no further comments at this time.

Sincerely,

H. Roger Schwall
Assistant Director